CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Condensed Consolidated Balance Sheets

(millions of Canadian dollars)	June 30, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	48	1,097
Accounts receivable	1,777	1,458
Income taxes receivable	423	461
Inventories	2,118	1,812
Prepaid expenses	113	89
	4,479	4,917
Exploration and evaluation assets (note 4)	1,100	1,144
Property, plant and equipment, net (note 5)	31,073	29,750
Goodwill	700	698
Contribution receivable	—	136
Investment in joint ventures	179	153
Other assets	122	106
Total Assets	37,653	36,904
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	2,873	3,155
Asset retirement obligations (note 9)	204	210
Long-term debt due within one year (note 7)	300	798
	3,377	4,163
Long-term debt (note 7)	3,813	3,321
Other long-term liabilities	564	271
Contribution payable	1,405	1,421
Deferred tax liabilities	5,019	4,942
Asset retirement obligations (note 9)	2,732	2,708
Total Liabilities	16,910	16,826
Shareholders’ equity
Common shares (note 10)	6,979	6,974
Preferred shares	291	291
Retained earnings	13,308	12,615
Other reserves	165	198
Total Shareholders’ Equity	20,743	20,078
Total Liabilities and Shareholders’ Equity	37,653	36,904
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 1

Condensed Consolidated Statements of Income

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars, except share data)	2014	2013	2014	2013
Gross revenues	6,611	6,149	12,520	11,794
Royalties	(302)	(208)	(592)	(412)
Marketing and other	3	57	37	219
Revenues, net of royalties	6,312	5,998	11,965	11,601
Expenses
Purchases of crude oil and products	3,681	3,536	6,645	6,720
Production and operating expenses	757	716	1,542	1,399
Selling, general and administrative expenses	148	118	267	232
Depletion, depreciation and amortization (note 5)	776	688	1,481	1,369
Exploration and evaluation expenses	19	74	59	162
Other – net	(31)	(22)	69	3
	5,350	5,110	10,063	9,885
Earnings from operating activities	962	888	1,902	1,716
Share of equity investment	(2)	(6)	(4)	(6)
Financial items (note 8)
Net foreign exchange gains (losses)	(3)	10	15	2
Finance income	4	14	9	25
Finance expenses	(77)	(40)	(109)	(93)
	(76)	(16)	(85)	(66)
Earnings before income taxes	884	866	1,813	1,644
Provisions for income taxes
Current	178	174	439	382
Deferred	78	87	84	122
	256	261	523	504
Net earnings	628	605	1,290	1,140
Earnings per share (note 10)
Basic	0.63	0.61	1.30	1.15
Diluted	0.63	0.59	1.30	1.13
Weighted average number of common shares outstanding (note 10)
Basic (millions)	983.5	983.0	983.5	982.7
Diluted (millions)	987.7	983.6	987.0	983.4
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 2

Condensed Consolidated Statements of Comprehensive Income

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2014	2013	2014	2013
Net earnings	628	605	1,290	1,140
Other comprehensive income (loss)
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges (note 11)	—	24	(12)	29
Exchange differences on translation of foreign operations	(216)	183	1	295
Hedge of net investment (note 11)	94	(87)	(22)	(137)
Other comprehensive income (loss)	(122)	120	(33)	187
Comprehensive income	506	725	1,257	1,327
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 3

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
				Other Reserves
(millions of Canadian dollars)	Common Shares	Preferred Shares	Retained Earnings	Foreign Currency Translation	Hedging	Total Shareholders’ Equity
Balance as at December 31, 2012	6,939	291	11,950	(20)	1	19,161
Net earnings	—	—	1,140	—	—	1,140
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax of $10 million)	—	—	—	—	29	29
Exchange differences on translation of foreign operations (net of tax of $44 million)	—	—	—	295	—	295
Hedge of net investment (net of tax of $20 million) (note 11)	—	—	—	(137)	—	(137)
Total comprehensive income	—	—	1,140	158	29	1,327
Transactions with owners recognized directly in equity:
Stock dividends paid	3	—	—	—	—	3
Stock options exercised	25	—	—	—	—	25
Dividends declared on common shares (note 10)	—	—	(590)	—	—	(590)
Dividends declared on preferred shares (note 10)	—	—	(7)	—	—	(7)
Change in accounting policy	—	—	9	—	—	9
Balance as at June 30, 2013	6,967	291	12,502	138	30	19,928

Balance as at December 31, 2013	6,974	291	12,615	161	37	20,078
Net earnings	—	—	1,290	—	—	1,290
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax of $5 million) (note 11)	—	—	—	—	(12)	(12)
Exchange differences on translation of foreign operations (net of tax of $1 million)	—	—	—	1	—	1
Hedge of net investment (net of tax of $3 million) (note 11)	—	—	—	(22)	—	(22)
Total comprehensive income (loss)	—	—	1,290	(21)	(12)	1,257
Transactions with owners recognized directly in equity:
Stock dividends paid (note 10)	4	—	—	—	—	4
Stock options exercised (note 10)	1	—	—	—	—	1
Dividends declared on common shares (note 10)	—	—	(590)	—	—	(590)
Dividends declared on preferred shares (note 10)	—	—	(7)	—	—	(7)
Balance as at June 30, 2014	6,979	291	13,308	140	25	20,743
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 4

Condensed Consolidated Statements of Cash Flows

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2014	2013	2014	2013
Operating activities
Net earnings	628	605	1,290	1,140
Items not affecting cash:
Accretion (note 8)	34	31	68	63
Depletion, depreciation, and amortization (note 5)	776	688	1,481	1,369
Exploration and evaluation expenses (note 4)	1	1	3	4
Deferred income taxes	78	87	84	122
Foreign exchange	(58)	16	(45)	22
Stock-based compensation (note 10)	47	(7)	53	2
Gain on sale of assets	(16)	(6)	(17)	(20)
Other	14	34	123	30
Settlement of asset retirement obligations (note 9)	(23)	(20)	(72)	(63)
Income taxes paid	(285)	(232)	(381)	(373)
Interest received	3	5	6	8
Change in non-cash working capital (note 6)	(52)	23	(110)	236
Cash flow – operating activities	1,147	1,225	2,483	2,540
Financing activities
Long-term debt issuance	—	—	829	—
Long-term debt repayment (note 7)	(814)	—	(814)	—
Settlement of interest rate swaps	—	—	33	—
Debt issue costs	(6)	—	(13)	—
Proceeds from exercise of stock options	1	9	1	22
Dividends on common shares (note 10)	(295)	(293)	(586)	(586)
Dividends on preferred shares (note 10)	(4)	(3)	(7)	(3)
Interest paid	(95)	(77)	(138)	(118)
Contribution receivable payment	6	125	143	225
Other	21	14	40	25
Change in non-cash working capital (note 6)	28	(5)	9	—
Cash flow – financing activities	(1,158)	(230)	(503)	(435)
Investing activities
Capital expenditures	(1,124)	(932)	(2,393)	(2,084)
Proceeds from asset sales	73	9	75	28
Contribution payable payment	(32)	(22)	(65)	(40)
Other	(9)	(2)	(20)	(20)
Change in non-cash working capital (note 6)	(346)	(177)	(608)	(242)
Cash flow – investing activities	(1,438)	(1,124)	(3,011)	(2,358)
Decrease in cash and cash equivalents	(1,449)	(129)	(1,031)	(253)
Effect of exchange rates on cash and cash equivalents	(21)	4	(18)	(2)
Cash and cash equivalents at beginning of period	1,518	1,895	1,097	2,025
Cash and cash equivalents at end of period	48	1,770	48	1,770
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 5

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Note 1Description of Business and Segmented Disclosures
Management has identified segments for the business of Husky Energy Inc. (“Husky” or “the Company”) based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Upstream and Downstream.
Upstream includes exploration for, and development and production of crude oil, bitumen, natural gas and natural gas liquids ("NGL") (Exploration and Production) and marketing of the Company’s and other producers’ crude oil, natural gas, NGL, sulphur and petroleum coke, pipeline transportation and blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). The Company’s Upstream operations are located primarily in Western Canada, offshore East Coast of Canada, offshore China, and offshore Indonesia.
Downstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (Upgrading), refining in Canada of crude oil, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian Refined Products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing).

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 6

Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(2)		Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
Three months ended June 30,	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Gross revenues	2,352	1,843	458	664	2,810	2,507	560	573	991	613	2,928	2,922	4,479	4,108	(678)	(466)	6,611	6,149
Royalties	(302)	(208)	—	—	(302)	(208)	—	—	—	—	—	—	—	—	—	—	(302)	(208)
Marketing and other	—	—	3	57	3	57	—	—	—	—	—	—	—	—	—	—	3	57
Revenues, net of royalties	2,050	1,635	461	721	2,511	2,356	560	573	991	613	2,928	2,922	4,479	4,108	(678)	(466)	6,312	5,998
Expenses
Purchases of crude oil and products	31	20	426	622	457	642	421	388	822	468	2,659	2,504	3,902	3,360	(678)	(466)	3,681	3,536
Production and operating expenses	525	503	5	9	530	512	43	40	68	57	116	107	227	204	—	—	757	716
Selling, general and administrative expenses	74	85	2	3	76	88	2	2	9	7	2	1	13	10	59	20	148	118
Depletion, depreciation and amortization	637	568	6	6	643	574	28	23	25	22	62	58	115	103	18	11	776	688
Exploration and evaluation expenses	19	74	—	—	19	74	—	—	—	—	—	—	—	—	—	—	19	74
Other – net	(22)	(24)	—	(1)	(22)	(25)	—	(1)	—	(2)	—	1	—	(2)	(9)	5	(31)	(22)
Earnings (loss) from operating activities	786	409	22	82	808	491	66	121	67	61	89	251	222	433	(68)	(36)	962	888
Share of equity investment	(2)	(6)	—	—	(2)	(6)	—	—	—	—	—	—	—	—	—	—	(2)	(6)
Financial items (note 8)
Net foreign exchange gains (losses)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3)	10	(3)	10
Finance income	1	2	—	—	1	2	—	—	—	—	—	—	—	—	3	12	4	14
Finance expenses	(38)	(23)	—	—	(38)	(23)	—	(2)	(2)	(2)	—	—	(2)	(4)	(37)	(13)	(77)	(40)
Earnings (loss) before income taxes	747	382	22	82	769	464	66	119	65	59	89	251	220	429	(105)	(27)	884	866
Provisions for (recovery of) income taxes
Current	112	(30)	(13)	90	99	60	17	1	17	7	15	44	49	52	30	62	178	174
Deferred	81	129	19	(69)	100	60	—	30	—	8	18	44	18	82	(40)	(55)	78	87
	193	99	6	21	199	120	17	31	17	15	33	88	67	134	(10)	7	256	261
Net earnings (loss)	554	283	16	61	570	344	49	88	48	44	56	163	153	295	(95)	(34)	628	605
Intersegment revenues	567	515	—	—	567	515	55	(17)	56	(32)	—	—	111	(49)	—	—	678	466
Expenditures on exploration and evaluation assets(3)	71	103	—	—	71	103	—	—	—	—	—	—	—	—	—	—	71	103
Expenditures on property, plant and equipment(3)	788	680	—	17	788	697	9	20	49	41	92	42	150	103	47	29	985	829

(1)	Includes allocated depletion, depreciation, and amortization related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.

(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.

(3)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 7

Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(2)		Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
Six months ended June 30,	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Gross revenues	4,534	3,488	917	1,031	5,451	4,519	1,133	1,102	1,930	1,456	5,348	5,633	8,411	8,191	(1,342)	(916)	12,520	11,794
Royalties	(592)	(412)	—	—	(592)	(412)	—	—	—	—	—	—	—	—	—	—	(592)	(412)
Marketing and other	—	—	37	219	37	219	—	—	—	—	—	—	—	—	—	—	37	219
Revenues, net of royalties	3,942	3,076	954	1,250	4,896	4,326	1,133	1,102	1,930	1,456	5,348	5,633	8,411	8,191	(1,342)	(916)	11,965	11,601
Expenses
Purchases of crude oil and products	53	45	841	957	894	1,002	805	675	1,573	1,130	4,715	4,829	7,093	6,634	(1,342)	(916)	6,645	6,720
Production and operating expenses	1,070	986	13	16	1,083	1,002	90	77	131	111	238	209	459	397	—	—	1,542	1,399
Selling, general and administrative expenses	153	136	4	5	157	141	4	4	19	11	4	4	27	19	83	72	267	232
Depletion, depreciation and amortization (note 5)	1,210	1,130	13	12	1,223	1,142	52	47	49	44	123	115	224	206	34	21	1,481	1,369
Exploration and evaluation expenses	59	162	—	—	59	162	—	—	—	—	—	—	—	—	—	—	59	162
Other – net	71	17	—	(1)	71	16	8	(2)	(1)	(3)	—	1	7	(4)	(9)	(9)	69	3
Earnings (loss) from operating activities	1,326	600	83	261	1,409	861	174	301	159	163	268	475	601	939	(108)	(84)	1,902	1,716
Share of equity investment	(4)	(6)	—	—	(4)	(6)	—	—	—	—	—	—	—	—	—	—	(4)	(6)
Financial items (note 8)
Net foreign exchange gains	—	—	—	—	—	—	—	—	—	—	—	—	—	—	15	2	15	2
Finance income	2	2	—	—	2	2	—	—	—	—	—	—	—	—	7	23	9	25
Finance expenses	(70)	(52)	—	—	(70)	(52)	(1)	(4)	(3)	(3)	(1)	(1)	(5)	(8)	(34)	(33)	(109)	(93)
Earnings (loss) before income taxes	1,254	544	83	261	1,337	805	173	297	156	160	267	474	596	931	(120)	(92)	1,813	1,644
Provisions for (recovery of) income taxes
Current	178	22	62	182	240	204	27	7	44	37	76	86	147	130	52	48	439	382
Deferred	146	118	(41)	(116)	105	2	18	70	(4)	4	23	80	37	154	(58)	(34)	84	122
	324	140	21	66	345	206	45	77	40	41	99	166	184	284	(6)	14	523	504
Net earnings (loss)	930	404	62	195	992	599	128	220	116	119	168	308	412	647	(114)	(106)	1,290	1,140
Intersegment revenues	1,130	892	—	—	1,130	892	109	10	103	14	—	—	212	24	—	—	1,342	916
Expenditures on exploration and evaluation assets(3)	166	224	—	—	166	224	—	—	—	—	—	—	—	—	—	—	166	224
Expenditures on property, plant and equipment(3)	1,817	1,625	—	28	1,817	1,653	13	33	84	53	167	69	264	155	78	52	2,159	1,860
As at June 30, 2014 and December 31, 2013
Total exploration and evaluation assets and property, plant and equipment, net	25,039	23,833	617	585	25,656	24,418	1,136	1,175	1,264	1,286	3,821	3,763	6,221	6,224	296	252	32,173	30,894
Total assets	25,667	24,653	2,001	1,670	27,668	26,323	1,372	1,355	1,839	1,788	5,891	5,537	9,102	8,680	883	1,901	37,653	36,904
(1) Includes allocated depletion, depreciation, and amortization related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.
(2) Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3) Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 8

Note 2Basis of Presentation
The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s 2013 Annual Report.
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2013, except for the newly issued standards and amendments as discussed below.
Certain prior period amounts have been reclassified to conform with current presentation.
These condensed interim consolidated financial statements were approved and signed by the Chair of the Audit Committee and Chief Executive Officer on July 23, 2014.
Note 3Significant Accounting Policies
Changes in Accounting Policy
The IASB issued amendments to IAS 36, “Impairment of Assets” which was adopted by the Company on January 1, 2014. The amendments require disclosure of information about the recoverable amount of impaired assets. The adoption of this amended standard had no impact on the Company's condensed interim consolidated financial statements.
The IASB issued International Financial Reporting Interpretations Committee Interpretation ("IFRIC") 21, “Levies” which was adopted by the Company on January 1, 2014. The IFRIC clarifies that an entity should recognize a liability for a levy when the activity that triggers payment occurs. The adoption of this interpretation had no impact on the Company's condensed interim consolidated financial statements.
Note 4Exploration and Evaluation Assets

Exploration and Evaluation Assets ($ millions)
December 31, 2013	1,144
Additions	176
Transfers to oil and gas properties (note 5)	(219)
Expensed exploration expenditures previously capitalized	(3)
Exchange adjustments	2
June 30, 2014	1,100

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 9

Note 5Property, Plant and Equipment

Property, Plant and Equipment ($ millions)	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
Cost
December 31, 2013	43,081	1,080	2,221	5,676	2,450	54,508
Additions	2,184	55	13	177	98	2,527
Acquisitions	75	—	—	—	—	75
Transfers from exploration and evaluation (note 4)	219	—	—	—	—	219
Changes in asset retirement obligations	23	—	—	—	—	23
Disposals and derecognition	(211)	—	—	(7)	(4)	(222)
Exchange adjustments	9	—	—	14	—	23
June 30, 2014	45,380	1,135	2,234	5,860	2,544	57,153
Accumulated depletion, depreciation, amortization and impairment
December 31, 2013	(20,408)	(479)	(1,046)	(1,574)	(1,251)	(24,758)
Depletion, depreciation, and amortization(1)	(1,195)	(24)	(52)	(132)	(69)	(1,472)
Disposals and derecognition	150	—	—	7	2	159
Exchange adjustments	(3)	—	—	(6)	—	(9)
June 30, 2014	(21,456)	(503)	(1,098)	(1,705)	(1,318)	(26,080)
Net book value
December 31, 2013	22,673	601	1,175	4,102	1,199	29,750
June 30, 2014	23,924	632	1,136	4,155	1,226	31,073
(1) Depletion, depreciation and amortization for the six months ended June 30, 2014 does not include an exchange adjustment of $9 million (six months ended June 30, 2013 - nil).

Note 6Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital ($ millions)	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Decrease (increase) in non-cash working capital
Accounts receivable	154	41	92	434
Inventories	(44)	15	(386)	(70)
Prepaid expenses	(18)	1	(26)	17
Accounts payable and accrued liabilities	(462)	(216)	(389)	(387)
Change in non-cash working capital	(370)	(159)	(709)	(6)
Relating to:
Operating activities	(52)	23	(110)	236
Financing activities	28	(5)	9	—
Investing activities	(346)	(177)	(608)	(242)

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 10

Note 7Long-term Debt

		Canadian $ Amount		U.S. $ Denominated
Long-term Debt ($ millions)	Maturity	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
Long-term debt
3.75% medium-term notes	2015	—	300	—	—
7.55% debentures(1)	2016	214	213	200	200
6.20% notes(1)	2017	320	319	300	300
6.15% notes(1)	2019	320	319	300	300
7.25% notes(1)	2019	801	798	750	750
5.00% medium-term notes	2020	400	400	—	—
3.95% senior unsecured notes(1)	2022	534	532	500	500
4.00% senior unsecured notes	2024	801	—	750	—
6.80% notes(1)	2037	413	411	387	387
Debt issue costs(2)		(27)	(21)	—	—
Unwound interest rate swaps (note 11)		37	50	—	—
Long-term debt		3,813	3,321	3,187	2,437
Long-term debt due within one year
5.90% notes	2014	—	798	—	750
3.75% medium-term notes	2015	300	—	—	—
		300	798	—	750

(1)	The Company’s U.S. $ denominated debt is designated as a hedge of the Company’s net investment in its U.S. refining operations. Refer to Note 11.

(2)	Calculated using the effective interest rate method.

On October 31, 2013 and November 1, 2013, Husky filed a universal short form base shelf prospectus (the "U.S. Shelf Prospectus") with the Alberta Securities Commission and the U.S. Securities and Exchange Commission, respectively, that enables the Company to offer up to U.S. $3.0 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units of the Company in the United States up to and including November 30, 2015.
On March 17, 2014, the Company issued U.S. $750 million of 4.00% notes due April 15, 2024 under the U.S. Shelf Prospectus. The notes are redeemable at the option of the Company at any time, subject to a make whole premium if the notes are redeemed prior to the three month period prior to maturity. Interest is payable semi-annually. The notes are unsecured and unsubordinated and rank equally with all of the Company's other unsecured and unsubordinated indebtedness.
On June 15, 2014, the Company repaid the maturing 5.90% notes issued under a trust indenture dated September 11, 2007. The amount paid to noteholders was U.S. $772 million, including U.S. $22 million of interest, equivalent to $839 million in Canadian dollars, including interest of $25 million.
On June 19, 2014, the maturity of the $1.6 billion revolving syndicated credit facility, previously set to expire on August 31, 2014, was extended to June 19, 2018. The Company also increased the limit on one of the operating facilities from $50 million to $100 million.

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Note 8Financial Items

Financial Items ($ millions)	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Foreign exchange
Gains (losses) on translation of U.S. dollar denominated long-term debt	28	(13)	28	(21)
Gains on contribution receivable	—	16	7	30
Other foreign exchange gains (losses)	(31)	7	(20)	(7)
Net foreign exchange gains (losses)	(3)	10	15	2
Finance income
Contribution receivable	—	7	1	15
Interest income	3	5	6	8
Other	1	2	2	2
Finance income	4	14	9	25
Finance expenses
Long-term debt	(67)	(55)	(134)	(115)
Contribution payable	(20)	(20)	(42)	(40)
Other	(6)	3	(1)	3
	(93)	(72)	(177)	(152)
Interest capitalized(1)	50	63	136	122
	(43)	(9)	(41)	(30)
Accretion of asset retirement obligations (note 9)	(34)	(30)	(67)	(60)
Accretion of other long-term liabilities (note 11)	—	(1)	(1)	(3)
Finance expenses	(77)	(40)	(109)	(93)
	(76)	(16)	(85)	(66)
(1) Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 6% (2013 – 6%).
Note 9Asset Retirement Obligations
A reconciliation of the carrying amount of asset retirement obligations at June 30, 2014 is set out below:

Asset Retirement Obligations ($ millions)
December 31, 2013	2,918
Additions	26
Liabilities settled	(72)
Liabilities disposed	(4)
Exchange adjustment	1
Accretion (note 8)	67
June 30, 2014	2,936
Expected to be incurred within one year	204
Expected to be incurred beyond one year	2,732

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 12

Note 10Share Capital
Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2013	983,379,074	6,974
Stock dividends	106,777	4
Options exercised	26,031	1
June 30, 2014	983,511,882	6,979
During the three and six months ended June 30, 2014, the Company declared dividends of $0.30 and $0.60 per common share (three and six months ended June 30, 2013 – $0.30 and $0.60 per common share), resulting in total dividends of $295 million and $590 million (three and six months ended June 30, 2013 – $295 million and $590 million), respectively. At June 30, 2014, $295 million, including $291 million in cash and $4 million in common shares (December 31, 2013 – $295 million, including $291 million in cash and $4 million in common shares), was payable to shareholders on account of dividends declared. Of the $590 million paid to shareholders during the six months ended June 30, 2014, $4 million was paid in common shares (six months ended June 30, 2013 – $589 million, including $3 million in common shares).
Preferred Shares
During the three and six months ended June 30, 2014, the Company declared dividends payable of $4 million and $7 million (three and six months ended June 30, 2013 – $4 million and $7 million), respectively, on the Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”). There were no amounts payable as dividends on the Series 1 Preferred Shares at June 30, 2014 (December 31, 2013 – nil). During the three and six months ended June 30, 2014, $4 million and $7 million were paid as dividends on the Series 1 Preferred Shares (three and six months ended June 30, 2013 – $3 million).
Stock-based Compensation
The following table summarizes the total stock based compensation recognized in selling, general and administrative expenses in the condensed consolidated statements of income for the Company's stock option plan and Performance Share Units ("PSU") for the three and six months ended June 30, 2014 and 2013:

Stock-based Compensation ($ millions)	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Stock option plan	38	(9)	37	(3)
PSU	9	2	16	5
Stock-based compensation expense (recovery)	47	(7)	53	2

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 13

Earnings per Share

Earnings per Share ($ millions)	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Net earnings	628	605	1,290	1,140
Effect of dividends declared on preferred shares in the period	(4)	(4)	(7)	(7)
Net earnings basic	624	601	1,283	1,133
Dilutive effect of accounting for stock options as equity-settled(1)	—	(22)	—	(25)
Net earnings - diluted	624	579	1,283	1,108

(millions)
Weighted average common shares outstanding - basic	983.5	983.0	983.5	982.7
Effect of dilutive stock options and stock dividends declared	4.2	0.6	3.5	0.7
Weighted average common shares outstanding - diluted	987.7	983.6	987.0	983.4

Earnings per share – basic ($/share)	0.63	0.61	1.30	1.15
Earnings per share – diluted ($/share)	0.63	0.59	1.30	1.13

(1)
Stock-based compensation expense was $38 million and $37 million based on cash-settlement for the three and six months ended June 30, 2014 (three and six months ended June 30, 2013 – recovery of $11 million and $6 million), respectively. Stock-based compensation expense was $6 million and $13 million based on equity-settlement for the three and six months ended June 30, 2014 (three and six months ended June 30, 2013 – $11 million and $19 million), respectively. For the three and six months ended June 30, 2014, cash-settlement of stock options was used to calculate diluted earnings per share as it was considered more dilutive than equity-settlement.

For the three and six months ended June 30, 2014, 8 million and 10 million tandem options (three and six months ended June 30, 2013 – 29 million and 28 million tandem options), respectively, were excluded from the calculation of diluted earnings per share as these options were anti-dilutive. For the three and six months ended June 30, 2014, there were 5,000 tandem performance options (three and six months ended June 30, 2013 – 1 million tandem performance options) were excluded from the calculation of diluted earnings per share as these options were anti-dilutive.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 14

Note 11Financial Instruments and Risk Management
Financial Instruments
The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, long-term debt, contribution payable, inventories measured at fair value, other assets and other long-term liabilities.
The following table summarizes the Company's financial instruments that are carried at fair value in the consolidated balance sheets:

Financial Instruments at Fair Value ($ millions)	As at June 30, 2014	As at December 31, 2013
Commodity contracts – fair value through profit or loss ("FVTPL")
Natural gas(1)	1	32
Crude oil(2)	(5)	41
Foreign currency contracts – FVTPL
Foreign currency forwards	(1)	—
Other assets – FVTPL	2	2
Contingent consideration	(37)	(60)
Hedging instruments(3)
Derivatives designated as a cash flow hedge(4)	—	37
Hedge of net investment(5)	(115)	(93)
	(155)	(41)

(1)
Natural gas contracts includes a $2 million increase as at June 30, 2014 (December 31, 2013 – $27 million increase) to the fair value of held-for-trading inventory, recognized in the Condensed Consolidated Balance Sheets, related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $101 million at June 30, 2014.

(2)
Crude oil contracts includes a $2 million increase as at June 30, 2014 (December 31, 2013 – $49 million increase) to the fair value of held-for-trading inventory, recognized in the Condensed Consolidated Balance Sheets, related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $322 million at June 30, 2014.

(3)	Hedging instruments are presented net of tax.

(4)	Forward starting swaps previously designated as a cash flow hedge were discontinued during the first quarter of 2014.

(5)	Represents the translation of the Company's U.S. dollar denominated long-term debt designated as a hedge of the Company's net investment in its U.S. refining operations.
The Company's other financial instruments that are not related to derivatives, contingent consideration or hedging activities are included in cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, long-term debt, other long-term liabilities and contribution payable. These financial instruments are classified as loans and receivables or other financial liabilities and are carried at amortized cost. Excluding long-term debt, the carrying values of these financial instruments and cash and cash equivalents approximate their fair values.
The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information such as treasury rates and credit spreads are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. The estimated fair value of long-term debt at June 30, 2014 was $4.6 billion (December 31, 2013 – $4.6 billion).
The Company’s financial assets and liabilities that are recorded at fair value on a recurring basis have been categorized into one of three categories based upon the fair value hierarchy. Level 1 fair value measurements are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair value measurements of assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 fair value measurements are based on inputs that are unobservable and significant to the overall fair value measurement.
The estimation of the fair value of commodity derivatives and held-for-trading inventories incorporates forward prices and adjustments for quality and location. The estimation of the fair value of interest rate and foreign currency derivatives incorporates forward market prices, which are compared to quotes received from financial institutions to ensure reasonability. The estimation of the fair value of the net investment hedge incorporates foreign exchange rates and market interest rates from financial institutions. All financial assets and liabilities are classified as Level 2 measurements with the exception of contingent consideration payments. During the three and six months ended June 30, 2014, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 15

Contingent consideration payments, based on the average differential between heavy and synthetic crude oil prices, are classified as Level 3 fair value measurements and included in accounts payable and accrued liabilities. The fair value of the contingent consideration is determined through forecasts of synthetic crude oil volumes, crude oil prices, and forward price differentials deemed specific to the Company’s Upgrader. A reconciliation of changes in fair value of financial liabilities classified in Level 3 is provided below:

Level 3 Valuations ($ millions)

December 31, 2013	60
Accretion (note 8)	1
Upside interest payment	(32)
Increase on revaluation(1)	8
June 30, 2014	37
Expected to be incurred within 1 year	37
(1) Revaluation of the contingent consideration liability is recorded in other – net in the condensed consolidated statements of income.
Risk Management
The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates and interest rates. In certain instances, the Company uses derivative instruments to manage the Company’s exposure to these risks. Derivative instruments are recorded at fair value in accounts receivable, other assets, and accounts payable and accrued liabilities in the Condensed Consolidated Balance Sheets. The Company has crude oil and natural gas inventory held in storage related to commodity price risk management contracts that is recognized at fair value. The Company employs risk management strategies and policies to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels.
Net Investment Hedge
At June 30, 2014, the Company had designated U.S. $2.4 billion denominated debt as a hedge of the Company’s net investment in its U.S. refining operations (December 31, 2013 – U.S. $3.2 billion). For the three and six months ended June 30, 2014, the Company incurred an unrealized gain of $94 million and loss of $22 million (three months and six months ended June 30, 2013 – unrealized losses of $87 million and $137 million), respectively, arising from the translation of the debt, net of tax of $14 million and $3 million (three and six months ended June 30, 2013 – net of tax of $13 million and $20 million), respectively, which were recorded in net investment hedge within other comprehensive income.
Interest Rate Swaps
At June 30, 2014, the balance in long-term debt related to deferred gains resulting from unwound interest rate swaps that were previously designated as a fair value hedge was $37 million (December 31, 2013 – $50 million). The amortization of the accrued gain upon terminating the interest rate swaps resulted in offsets to finance expenses of $6 million and $12 million for the three and six months ended June 30, 2014 (three and six months ended June 30, 2013 – $6 million and $11 million), respectively.
During the first quarter of 2014, the Company discontinued its cash flow hedge with respect to the forward starting interest rate swaps. These forward interest rate swaps were settled and derecognized. Accordingly, the accrued gain in other reserves-hedging, within the condensed consolidated statement of changes in shareholders' equity, is being amortized into net earnings over the remaining life of the underlying long-term debt to which the hedging relationship was originally designated. The amortization period is ten years.
At June 30, 2014, the balance in other reserves related to the accrued gain from unwound forward starting interest rate swaps designated as a cash flow hedge was $25 million (December 31, 2013 – $37 million), net of tax of $8 million (December 31, 2013 – net of tax of $13 million). The amortization of the accrued gain upon settling the interest rate swaps resulted in an addition to finance income of less than $1 million for the three and six months ended June 30, 2014 (three and six months ended June 30, 2013 - nil).

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 16

The gains (losses) recognized on other risk management positions for the three and six months ended June 30, 2014 are set out below:

	Three months ended June 30, 2014
Gross Earnings Impact ($ millions)	Marketing and Other	Purchases of Crude Oil and Products	Other – Net	Net Foreign Exchange Losses
Commodity price
Natural gas	6	—	—	—
Crude oil	(14)	—	—	—
	(8)	—	—	—
Foreign currency
Foreign currency forwards(1)	—	—	(1)	(3)
	(8)	—	(1)	(3)

(1) Unrealized gains or losses from short-dated foreign currency forwards are included in other – net, while realized gains or losses are included in net foreign exchange gains (losses).

	Six months ended June 30, 2014
Gross Earnings Impact ($ millions)	Marketing and Other	Purchases of Crude Oil and Products	Other – Net	Net Foreign Exchange Losses
Commodity price
Natural gas	(31)	—	—	—
Crude oil	(46)	—	—	—
	(77)	—	—	—
Foreign currency
Foreign currency forwards(1)	—	—	(1)	(12)
	(77)	—	(1)	(12)
(1) Unrealized gains or losses from short-dated foreign currency forwards are included in other – net, while realized gains or losses are included in net foreign exchange gains (losses).

Note 12Related Party Transactions
On May 11, 2009, the Company issued U.S. $251 million aggregate principal amount of 5-year 5.90% senior notes to certain management, shareholders, affiliates and directors.  Subsequent to this offering, U.S. $122 million of the 5.90% notes issued to related parties were sold to third parties.  On June 15, 2014, the Company repaid the maturing 5.90% notes.  As a result, U.S. $133 million was repaid to related parties, including interest of U.S. $4 million.  These transactions were measured at fair market value at the date of the transaction and have been carried out on the same terms as applied to unrelated parties.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 17